

10029768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67245

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2009___ AND ENDING ___12/31/2009___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BREN VENTURES LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

590 MADISON AVENUE, 26TH FLOOR

(No. and Street)

NEW YORK, NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   JON BREN   **(212) 644-8899**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.

(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902   NEW YORK, NY   10016

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __JON BREN__ . _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__BREN VENTURES LLC__ _____ , as

of __DECEMBER 31,__ _____ , 20__09__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____ 2/25/10

Notary Public

Signature

Presidat

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

BREN VENTURES LLC

TABLE OF CONTENTS

	Page No.
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Member's Equity	5
Notes to Financial Statements	6-7
Computation of Net Capital Under SEC Rule 15c3-1 (Schedule 1)	8
Reconciliation of Net Capital Pursuant to SEC Rule 17a-5 (d) (4) (Schedule 2)	9
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule 3)	10
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule 4)	11
Independent Auditor's Report on Internal Accounting Control	12-13

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Bren Ventures LLC
New York, NY

We have audited the statement of financial condition of Bren Ventures LLC as of December 31, 2009 and the related statements of income, cash flows and changes in member's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bren Ventures LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 23, 2010
New York, NY

BREN VENTURES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS

Cash	$ 46,509
Accounts receivable	93,661
Prepaid expenses	22,960
Loan to member	179
Security deposit	11,563
Property and equipment, (net of accumulated depreciation of $795)	1,855
TOTAL ASSETS	**$176,727**

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accrued expenses	$ 24,863
MEMBER'S EQUITY	151,864
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$176,727**

See independent auditor's report and accompanying notes to financial statements.

2

BREN VENTURES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES

Fee income	$ 291,199
Foreign currency gain	1,511
Total revenues	292,710

EXPENSES

Travel	49,746
Rent	102,916
Professional and registration fees	74,179
Meals and entertainment	41,494
Medical insurance	18,767
Telephone	12,299
Office expenses	7,602
Office services	3,000
Depreciation expense	530
Total expenses	310,533

NET LOSS FOR THE YEAR $ (17,823)

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (17,823)
Adjustments to reconcile net income to net cash used for operating activities:	
Depreciation expense	530
Foreign currency gain	(1,511)
Changes in assets and liabilities:	
Increase in accounts receivable	(43,543)
Increase in prepaid expenses	(2,421)
Decrease in accrued expenses	(726)
Total adjustments	(47,671)
Net cash used for operating activities	(65,494)

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions from member	20,000
Repayment of loan by member	12,000
Net cash provided by financing activities	32,000

NET DECREASE IN CASH	(33,494)
CASH – beginning of year	80,003
CASH – end of year	$ 46,509

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

MEMBER'S EQUITY – beginning of year	$ 149,687
CONTRIBUTIONS FROM MEMBER	20,000
NET LOSS FOR THE YEAR	(17,823)
MEMBER'S EQUITY –end of year	$ 151,864

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Bren Ventures LLC, a single member limited liability company (the "Company"), was organized on December 27, 2004 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates as a placement agent by making introductions to institutional investors on behalf of hedge fund managers. It receives fees for making these introductions if the investors make investments with the hedge fund managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company receives a percentage of the fees earned by the hedge fund managers based upon their performance. Revenues are recorded on a quarterly basis when earned by the hedge fund managers.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Depreciation:
Property and equipment are depreciated over their estimated useful lives using the straight-line method.

Subsequent events:
Management has evaluated subsequent events through February 23, 2010, which is the date the financial statements were available to be issued.

3. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2009. It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

BREN VENTURES LLC
NOTES TO FINANCIAL STATEMENTS

4. LOAN TO MEMBER

Loans to member represent advances made to the member of the company. These advances are non-interest bearing and payable on demand.

5. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements

6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2009, the Company's net capital exceeds such capital requirements by $16,646 and the ratio of aggregate indebtedness ($24,863) to net capital ($21,646) is 1.1486 to 1.

7. OPERATING LEASE OBLIGATION

The Company conducts its operations from two locations. It's principal office is leased from a related party under a sublease agreement on a month to month basis. It also leases an additional office in Europe in close proximity with its customers. The remaining lease term for these premises is less than one year.

8. RELATED PARTY TRANSACTIONS

In addition to leasing one of its offices from a related party, the Company also makes payments to the related sublessor for insurance and office expenses paid on its behalf. The total amount paid to the related party is $50,974 for the year.

9. CONCENTRATION RISK

All of the Company's revenues are derived from two hedge fund managers.

BREN VENTURES LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2009

MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 151,864
Less: Nonallowable assets:	
Accounts receivable	93,661
Prepaid expenses	22,960
Loan to member	179
Security deposit	11,563
Equipment (net of accumulated depreciation of $795)	1,855
NET CAPITAL	21,646
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	5,000
EXCESS NET CAPITAL	$ 16,646
AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 24,863
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,658
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.1486 to 1

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2009

Net Capital, per Form X-17a-5 as of December 31, 2009	$ 21,646
Add: Audit adjustments	40,996
Less: Increase in non-allowable assets	(40,996)
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$ 21,646

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2009.

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2009.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Member
Bren Ventures LLC
New York, NY

In planning and performing our audit of the financial statements of Bren Ventures LLC for the year ended December 31, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bren Ventures LLC, that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

12

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horwitz + Ullmann, P.C.

February 23, 2010
New York, NY